Deeas Resources Inc.

6348 49th Avenue

Ladner, BC V4K 5A1

Telephone: 604.808.6211

January 19, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Anne Nyuyen Parker, Branch Chief

Dear Sirs/Mesdames:

Re: Deeas Resources Inc. (the “Company”)

In connection with the Company’s Form SB-2 Registration Statement filed on December 12, 2006 (under file number 333-139273) and amended on January 9, 2007, the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (EST) January 23, 2007 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Kari Richardson, at 604.891.7730.

Yours truly,

DEEAS RESOURCES INC.

/s/ Jeff Sharpe

Jeff Sharpe

President